FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2003

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 – _________________

Signature

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2003	CERAGON NETWORKS LTD. BY: /S/ Shraga Katz —————————————— Shraga Katz President

Exhibit Description
Press Release: Ceragon Networks® Appoints New VP R&D

Ceragon Networks® Appoints New VP R&D

        TEL AVIV, Israel, December 19, 2003 – Ceragon Networks Ltd. (NASDAQ: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today announced the promotion of Udi Gordon as its new Vice President of Research and Development. After more than seven years with Ceragon Networks, Mr. Inon Beracha, Chief Operating Officer and Executive Vice President, Research and Development, has decided to pursue new challenges.

        Mr. Gordon has been a senior manager in Ceragon’s R&D department for the last several years and has worked closely with Mr. Beracha on the company’s R&D activities for the last six years. A transition of responsibilities has already commenced. Mr. Gordon joined Ceragon in 1997 and was one of the major developers of the FibeAir™ product family. Prior to joining Ceragon, Mr. Gordon served in the Israel Defense Forces (IDF) for seven years as a systems engineer specializing in fast wireless networks and the development of systems on a chip.

        “During the last eight quarters, Ceragon has shown consistent, unprecedented growth, and this forward momentum has presented the right conditions for me to depart to pursue new challenges,” said Mr. Beracha. “These achievements are attributable to the great professionals at Ceragon, and I thank them all.”

        “As a co-founder, Inon has played a key role in the development and success of the company since 1996, and I wish him much luck in his new endeavors,” said Shraga Katz, president and CEO of Ceragon Networks Ltd. “At the same time, Inon has worked hard to train the next generation of leaders at Ceragon who will undoubtedly follow in his footsteps by continuing to make innovative and important contributions to our products and business.”

About Ceragon Networks Ltd.

        Ceragon Networks Ltd. (Nasdaq: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir™ product family operates across multiple frequencies from 6 to 38 GHz, supports integrated high-capacity services from 100 to 622 Mbps over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 45 countries. More information is available at www.ceragon.com

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        Ceragon Networks,® CeraView,® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, FibeAir™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Daphna Golden
Ceragon Networks Ltd.
+972-3-645- 5513
ir@ceragon.com

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